

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2012

Via E-mail
Nicholas S. Schorsch
Chairman of the Board of Directors
American Realty Capital Healthcare Trust II, Inc.
405 Park Avenue
New York, NY 10022

> **Re: American Realty Capital Healthcare Trust II, Inc.**
> **Registration Statement on Form S-11**
> **Filed October 31, 2012**
> **File No. 333-184677**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example only, we note your disclosure in the section "Market Overview" starting on page 73. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process

4.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

5.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

6.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Cover Page

7.   Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision. Some of the details of the offering may be more appropriate for the prospectus summary or the body of the prospectus.

8.   Please add a summary risk factor to address the risk that a liquidity event is not guaranteed.

Prospectus Summary, page 1

Are there any risks involved in buying our shares? Page 6

9.   Please add a summary risk factor to address the difficulty you may have in terminating your advisor, even if it performs poorly. For example, please address the risk that you will have to pay substantial fees if you terminate the advisor.

What are the fees that you will pay to the advisor …?, page 12

10.   In future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Asset Management Subordinated Participation, page 15

11.   Please provide an example to demonstrate how this amount will be determined.

Risk Factors, page 27

12.   We note that you may pay distributions in excess of earnings and cash flow from operations. Please revise your disclosure to affirmatively state whether it is your intent to pay such distributions in excess of earnings and cash flow from operations. Please also revise your risk factor disclosure to address the dilutive impact of distributions paid in excess of earnings.

Purchases of common stock by our directors …, page 27

13.   Please revise the subcaption to describe the risk presented in this risk factor.

Management, page 76

Other Key Employees, page 81

14.   Please ensure that you disclose the experience of each individual during at least the past five years. For example, with respect to Mr. Leathers, please disclose his experience from 2007 to February 2011, and with respect to Mr. Wilkins, please disclose his experience from 2007 through October 2010.

The Advisor, page 86

15.   Please disclose, approximately, how much time your named executive officers will devote to your operations each week.

Affiliated Companies, page 88

16.   Please provide the disclosure required by Item 401(c) of Regulation S-K, or tell us why you believe this disclosure is not required.

Prior Performance Summary, page 143

Adverse Business Developments, page 153

17.   We note your disclosure that "on September 7, 2011, the note-holders in ARC Income Properties, LLC and ARC Income Properties III, LLC were repaid and the properties were contributed to ARCP as part of its formation transaction." Please clarify that you were only able to repay the notes by selling securities to new investors as part of the formation transaction.

Share Repurchase Program, page 192

Share Repurchase Program Generally, page 194

18.   We note, on page 195, that you state: "In the event of a suspension or material modification of our repurchase plan, our board may also modify or suspend our offering of shares for sale." Please note that if you suspend your offering, it may no longer be deemed a continuous offering under Rule 415 and you may need to file a new registration statement. See Rule 415(a)(1)(x) of the Securities Act.

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Purchase Price Allocation, page F-8

19.   Please provide us with more information regarding your process for evaluating whether a
        lessee will exercise a below market fixed-rate renewal option. In your response provide
        us with more detail regarding the economic factors you use in your analysis and how
        management uses them. In addition, please clarify for us if you use any thresholds to
        determine if a tenant will exercise the below-market option.

Offering and Related Costs, pages F-11 and F-12

20.   We note your disclosure that the Advisor is required to reimburse the Company to the
        extent organization and offering exceed 1.5% of gross offering proceeds. We also note
        your additional disclosure that organization and offering costs are only a liability of the
        Company to the extent these costs do not exceed 11.5% of the gross offering
        proceeds. Please reconcile the apparent discrepancy.

21.   Please clarify for us whether the Company has incurred any organization costs through
        the date of your financial statements. To the extent these costs have been paid by the
        Advisor or an affiliated entity on the Company's behalf, please tell us and disclose the
        amount that has been incurred to date. Finally, given your policy is to expense these
        costs as incurred, explain to us why you have not accrued for these costs as of period end.

Appendix A – Prior Performance Tables

22.   We note that you have included disclosure regarding entities that are still in the offering
        process. Please note, if these programs are still engaged in their initial offering, they are
        not considered to have closed within the most recent three or five years. Please tell us
        why you have included these programs.

Table IV, page A-14

23.   We note, in the introductory paragraph, that you reference only ARC Growth Fund, LLC;
        however, it appears that you have included other entities in Table IV. Please advise or
        revise as appropriate.

Appendix A-2, page A-2-1

24.   Please tell us why you believe it is appropriate to include this table.

Part II – page II-1

Item 37. Undertakings, page II-3

25.   Please revise your undertaking in clause (A)(2) to conform to Item 512(a)(2).

Exhibits

26.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinions should be filed as EDGAR correspondence. In addition, we note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement. Please note that the final executed version of Exhibit 3.1 must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at (202) 551-3439 or Robert Telewicz at (202)551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: Peter M. Fass (*via e-mail*)